SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND

LETTER OF INVESTMENT INTENT

December 20, 2012

To the Board of Trustees of Resource Real Estate Diversified Income Fund:

Effective as of the date first written above, the undersigned (the "Purchaser") subscribes to purchase a beneficial interest ("Interest") in the Resource Real Estate Diversified Income Fund, in the amount of $100,000.00 for 10,000 shares of beneficial ownership at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Resource Real Estate, Inc.

/s/ Steven R. Saltzman

By: Steven R. Saltzman

Title: CFO